VANC Pharmaceuticals Inc.

Consolidated financial statements

For the year ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

VANC Pharmaceuticals Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of VANC Pharmaceuticals Inc. (the “Entity”), which comprise the consolidated statement of financial position as of December 31, 2017, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2017 and its financial performance and its cash flows for the year ended December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Entity incurred a consolidated net loss of $2,736,717 during the year ended December 31, 2017.  As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Entity’s ability to continue as a going concern.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s  internal  control.  The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 15, 2018

This is our first year of service as the Entity’s auditor.

INDEPENDENT AUDITOR’S REPORT

To:    the Shareholders of

       Vanc Pharmaceuticals Inc.

I have audited the accompanying consolidated financial statements of Vanc Pharmaceuticals Inc. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2016, and the consolidated statement of loss and comprehensive loss, consolidated statement of cash flows and consolidated statement of changes in equity for the year ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained in my audits is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2016, and its financial performance and its cash flow for the year ended December 31, 2016 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying my opinion, I draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred losses to date. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2015, were audited by another auditor who expressed an unmodified opinion on those statements on April 22, 2016.

“Adam Sung Kim Ltd.”

Chartered Professional Accountant

Burnaby, British Columbia

April 27, 2017

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF VANC PHARMACEUTICALS INC.

We have audited the accompanying consolidated financial statements of VANC Pharmaceuticals Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and June 30, 2015, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the six-month period ended December 31, 2015 and year ended June 30, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of VANC Pharmaceuticals Inc. as at December 31, 2015 and June 30, 2015, and its financial performance and its cash flows for the six-month period ended December 31, 2015 and the year ended June 30, 2015 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of VANC Pharmaceuticals Inc. as at June 30, 2014 and for the year then ended were audited by another auditor who expressed an unmodified opinion on those statements on October 28, 2014.

Chartered Professional Accountants

Vancouver, Canada

April 22, 2016

VANC Pharmaceuticals Inc. Consolidated Statements of Financial Position For the years ended December 31, 2017 and 2016 (Expressed in Canadian Dollars)
As at	Note	December 31, 2017	December 31, 2016
		$	$
ASSETS

Current Assets
Cash and cash equivalents		559,733	427,482
Accounts receivable	5	450,437	719,405
Prepaid expenses and deposits	6	452,953	41,144
Inventories	7	211,225	1,056,287
		1,674,348	2,244,318

Equipment	8	89,721	31,017
Intangible assets	9	1,136,117	-
Total Assets		2,900,186	2,275,335

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	10	302,089	357,342
Asset acquisition liability	4	100,000	-
		402,089	357,342
SHAREHOLDERS’ EQUITY
Share capital	11	18,340,491	16,320,006
Shares to be issued	4	973,333	-
Reserves	11	4,275,882	3,952,879
Deficit		(21,091,609)	(18,354,892)
		2,498,097	1,917,993
Total Liabilities and Shareholders’ Equity		2,900,186	2,275,335

Commitments (Note 17)

Subsequent events (Note 21)

These consolidated financial statements are authorized for issuance by the Board of Directors on May 15, 2018

     “Bob Sukhwinder Rai”                                                  “David Hall”

Bob Sukhwinder Rai, Director                                        David Hall, Chairman

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

		Year Ended	Year Ended	Six Months Ended	Year Ended
	Note	December 31, 2017	December 31, 2016	December 31, 2015	June 30, 2015

		$	$	$	$
Revenue
Sales		1,617,083	2,461,933	561,344	5,713
Marketing, promotional incentives		(1,079,369)	(1,448,243)	(410,590)	-
Net sales		537,714	1,013,690	150,754	5,713

Cost of Sales		290,871	710,912	64,290	2,491

Gross Profit		246,843	302,778	86,464	3,222

Expenses
Product registration and development	12	242,303	208,784	930	56,143
Selling and marketing	13	696,161	663,822	103,123	9,858
General and administrative	14	1,022,563	840,792	551,723	751,774
Share-based compensation	11	311,389	922,922	630,401	915,211
		2,272,416	2,636,320	1,286,177	1,732,986
Other income (expense)
Finance costs		(262)	-	-	-
Interest income		-	8,480	175	126
Other income		35,095	2,952	9,124	4,990
Write-down of inventories	7	(745,977)	(291,794)	-	-
Impairment of intellectual property		-	-	-	(476,000)

Net loss and comprehensive loss for the period		(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)

Basic and Diluted Loss Per Share		(0.15)	(0.18)	(0.09)	(0.19)
Weighted Average Number of Common Shares Outstanding		18,393,169	14,907,103	13,961,051	11,818,217

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance, June 30, 2014	9,191,759	10,995,282	-	85,772	1,931,969	(12,349,926)	663,097
Issued during year ended June 30, 2015:
For cash	1,901,833	1,141,100	-	-	-	-	1,141,100
For exercise of options	406,250	531,060	-	-	(274,560)	-	256,500
For exercise of warrants	2,304,928	2,957,245	-	(84,267)	-	-	2,872,978
Share issuance costs	-	(362,330)	-	67,553	-	-	(294,777)
Share-based payments	-	-	-	-	915,211	-	915,211
Net loss	-	-	-	-	-	(2,200,648)	(2,200,648)
Balance, June 30, 2015	13,804,770	15,262,357	-	69,058	2,572,620	(14,550,574)	3,353,461
Issued during six months ended December 31, 2015:
For exercise of options	37,500	48,975	-	-	(29,475)	-	19,500
For exercise of warrants	434,027	463,813	-	(29,786)	-	-	434,027
Share-based payments	-	-	-	-	630,401	-	630,401
Net loss	-	-	-	--	-	(1,190,414)	(1,190,414)
Balance, December 31, 2015	14,276,297	15,775,145	-	39,272	3,173,546	(15,740,988)	3,246,975
Issued during year ended December 31, 2016:
For exercise of options	400,000	359,863	-	-	(166,863)	-	193,000
For exercise of warrants	325,000	184,998	-	(15,998)	-	-	169,000
Change of warrants term	-	-	-	186,500	-	-	186,500
Share-based compensation	-	-	-	-	736,422	-	736,422
Net loss	-	-	-	-	-	(2,613,904)	(2,613,904)
Balance, December 31, 2016	15,001,297	16,320,006	-	209,774	3,743,105	(18,354,892)	1,917,993
Issued during year ended December 31, 2017:
Private placements	10,585,326	1,587,799	-	-	-	-	1,587,799
Share issuance cost	-	(22,114)	-	11,614	-	-	(10,500)
Exercise of warrants	2,274,000	454,800	-	-	-	-	454,800
Acquisition of HealthTab Inc.	-	-	973,333	-	-	-	973,333
Share-based compensation	-	-	-	-	311,389	-	311,389
Net loss	-	-	-	-	-	(2,736,717)	(2,736,717)
Balance, December 31, 2017	27,860,623	18,340,491	973,333	221,388	4,054,494	(21,091,609)	2,498,097

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

	Year Ended December 31, 2017	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
	$	$	$	$
Operating Activities
Net loss	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)
Adjustment for the following items:
Amortization	13,854	14,668	8,513	13,900
Share-based payments	311,389	922,922	630,401	915,211
Write-down of inventories	745,977	291,794	-	-
Impairment of intellectual property	-	-	-	476,000

Changes in Non-Cash Working Capital Items
Accounts receivable	268,968	(606,207)	(86,656)	(10,913)
Prepaid expenses and deposits	(411,809)	22,753	323,222	(384,619)
Inventories	99,085	(207,228)	(784,564)	(356,289)
Accounts payable and accrued liabilities	(58,043)	111,112	59,106	62,781
Net cash used in operating activities	(1,767,296)	(2,064,090)	(1,040,392)	(1,484,577)

Investing Activities
Purchase of equipment	(3,784)	(6,340)	-	(30,846)
Acquisition, net of cash received	(128,768)	-	-	-
Net cash used in investing activities	(132,552)	(6,340)	-	(30,846)

Financing Activities
Proceeds from issuance of shares, net	1,577,299	-	-	846,323
Proceeds from exercise of options	-	193,000	19,502	256,500
Proceeds from exercise of warrants	454,800	169,000	434,025	2,872,978
Repayment of promissory notes	-	-	-	(32,978)
Net cash provided by financing activities	2,032,099	362,000	453,527	3,942,823

Increase (Decrease) in Cash	132,251	(1,708,430)	(586,865)	2,427,400
Cash and Cash Equivalents, Beginning of Period	427,482	2,135,912	2,722,777	295,377
Cash and Cash Equivalents, End of Period	559,733	427,482	2,135,912	2,722,777

Cash and Cash Equivalents Consist of:
Cash	549,678	97,372	385,912	711,277
Guaranteed Investment Certificates	10,055	330,110	1,750,000	2,011,500
Cash and cash equivalents	559,733	427,482	2,135,912	2,722,777

Supplemental cash flow information (Note 19)

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

1.  NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “NPH” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced net losses (2017 - $2,736,717) and negative operating cash flows. Operations have been funded by the issuance of share capital. This material uncertainty casts substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate profitable operations or raise additional financing to cover ongoing cash requirements.

The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Year ended December 31, 2017	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
	$	$	$	$
Comprehensive loss	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)
Deficit	(21,091,609)	(18,354,892)	(15,740,988)	(14,550,574)
Working capital	1,272,259	1,886,976	3,207,630	3,305,603

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 85% of its gross sales from four distributors for the year ended December 31, 2017 (2016 - 70%, six months ended December 31, 2015 – 95%). The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.  BASIS OF PRESENTATION

a)  Statement of Compliance and basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved by the Board of Directors on May 15, 2018.

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

b)  Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the period presented.

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(k). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)  Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company.  Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the consolidated financial statements.   Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of comprehensive loss from the date on which control commences.  Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc.

d)  Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 9 Financial instruments

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for the classification and measurements of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. It also includes a new general hedge accounting standard which aligns hedge accounting ore closely with risk management. IFRS 9 is effective for reporting periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Management anticipates that this standard will be adopted in the Company’s consolidated financial statements for the period beginning January 1, 2018 and will have an insignificant effect on its consolidated financial statements other than increased note disclosure.

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

IFRS 15 Revenue from contracts with customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS 15 is effective for reporting periods beginning on or after January 1, 2018. Management anticipates that this standard will be adopted in the Company’s consolidated financial statements for the period beginning January 1, 2018 and will have an insignificant effect on its consolidated financial statements.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019. The Company is in the process of assessing the impact of this pronouncement. The extent of the impact has not yet been determined.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)  Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis based on contractual and historical information.

b) Foreign currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company and its subsidiaries.

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

c)  Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

d)  Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, and quality control testing. A regular review is undertaken to determine the extent of any provision for obsolescence.

e)  Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and computer systems are amortized at 30%, and the straight-line method for leasehold improvements over the term of the lease.

f)  Intangible assets

All intangible assets acquired separately by the Company are recorded at cost on the date of acquisition.  Intangible assets that have indefinite lives are measured at cost less accumulated impairment losses.  Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets comprise of intellectual property, trademarks and web domains, which are amortized on a straight-line basis over 3 years. Amortization rates are reviewed annually to ensure they are aligned with estimates of remaining economic useful lives of the associated intangible assets.

g)  Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

h)  Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

i)  Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the periods presented.

j)  Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

k)  Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. All financial assets and liabilities are recorded at fair value at initial recognition.

The Company classifies its financial instruments as follows:

Cash and equivalents	Fair value through profit or loss
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liability
Asset acquisition liability	Other financial liability

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

assets, except for maturities greater than twelve months after the end of the reporting period. These are classified as non-current assets.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

l)  Impairment of equipment and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets

If any such indication of impairment exists, the Company makes an estimate of its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Where the carrying amount of a cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators.

Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in prior years. A reversal of an impairment loss is recognized as income immediately.

m)  Significant accounting estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates.  Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

4.  ACQUISITION

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date ($66,667 paid  subsequent to December 31, 2017);

•Issue 880,000 common shares no later than 125 days after the closing date (issued);

•Issue 880,000 common shares no later than 245 days after the closing date;

•Issue 906,667 common shares no later than 365 days after the closing date;

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019; and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

The shares to be issued have been valued based on the Company’s share price on the acquisition. Due to the uncertainty associated with future revenue derived from HealthTab, the Company has estimated the 2019 and 2020 share issuances to be $100,000 each.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date, December 28, 2017:

$
Purchase consideration:
Cash	100,000
Asset acquisition liability	100,000
Shares to be issued	973,333
Acquisition costs	28,806
1,202,139
Net assets acquired:
Cash	38
Equipment	64,608
Intangible assets	1,140,283
Accounts payable and accrued liabilities	(2,790)
Total net assets acquired	1,202,139

5.  ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2017	December 31, 2016
	$	$
Trade receivables	425,284	668,917
GST receivable	24,995	48,242
Employee advances	158	2,246
	450,437	719,405

6.  PREPAID EXPENSES AND DEPOSITS

The closing balance consists of the deposits for inventory purchases and prepaid expense to vendors of $437,137 (2016 – 26,198), office rent of $8,420 (2016 - $8,420) and prepaid business insurance of $7,396 (2016 - $6,526).

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

7.  INVENTORIES

At December 31, 2017, the Company’s inventory consists of the following:

	December 31, 2017	December 31, 2016
	$	$
Work in process	39,845	5,987
Finished goods	171,380	1,050,300
	211,225	1,056,287

Inventories expensed to cost of sales during the year ended December 31, 2017 are $255,253 (2016 - $688,624). During the year ended December 31, 2017, the Company recorded a write-down of inventory of $745,977 (2016 - $291,794).

8.  EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
Cost	$	$	$	$	$
Balance, December 31, 2015	1,702	-	36,822	24,182	62,706
Additions	369	3,898	2,074	-	6,341
Balance, December 31, 2016	2,071	3,898	38,896	24,182	69,047
Acquired assets	1,636	62,972	-	-	64,608
Additions	3,784	-	-	-	3,784
Balance, December 31, 2017	7,491	66,870	38,896	24,182	137,439
Accumulated Amortization
Balance, December 31, 2015	759	-	12,449	10,153	23,361
Amortization	330	1,151	7,085	6,103	14,669
Balance, December 31, 2016	1,089	1,151	19,534	16,256	38,030
Amortization	523	979	5,808	2,378	9,688
Balance, December 31, 2017	1,612	2,130	25,342	18,634	47,718
Carrying value
As at December 31, 2016	982	2,747	19,362	7,926	31,017
As at December 31, 2017	5,879	64,740	13,554	5,548	89,721

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

9.  INTANGIBLE ASSETS

Cost	$
Balance, December 31, 2016	-
Acquired assets	1,140,283
Balance, December 31, 2017	1,140,283

Accumulated Amortization
Balance, December 31, 2016	-
Amortization	4,166
Balance, December 31, 2017	4,166

Carrying value
As at December 31, 2016	-
As at December 31, 2017	1,136,117

10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consists of the following:

	December 31, 2017	December 31, 2016
	$	$
Trade accounts payable	160,249	100,342
Accrued liabilities	141,840	257,000
	302,089	357,342

11. SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

On June 26, 2017, the Company closed a private placement and issued 4,408,659 units at a price of $0.15 per unit for gross proceeds of $661,299.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until June 26, 2022. The Company paid finder’s fees of $7,200 in cash and issued 48,000 finder’s warrants valued at $8,210.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until June 26, 2022.

On August 3, 2017, the Company closed a private placement and issued 1,326,667 units at a price of $0.15 per unit for gross proceeds of $199,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until August 3, 2022.

On November 27, 2017, the Company closed a private placement and issued 4,850,000 units at a price of $0.15 per unit for gross proceeds of $727,500.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until November 27, 2022. The Company paid finder’s fees of $3,300 in cash and issued 22,000

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

finder’s warrants valued at $3,404.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until November 27, 2022.

On December 8, 2017, the Company issued 2,274,000 common shares related to 2,274,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $454,800.

During the year ended December 31, 2016, the Company issued 400,000 common shares related to the exercise of options for gross proceeds of $193,000 and 325,000 common shares were issued related to the exercise of warrants for gross proceeds of $169,000.

During the six months ended December 31, 2015, 37,500 shares were issued for the exercise of options, and 434,027 shares were issued for the exercise of warrants.

On December 10, 2014, the Company closed a non-brokered private placement of 1,901,833 units at price of $0.60 per unit for gross proceeds of $1,141,100. Each unit consists of one common share and one-half of one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share on or before December 10, 2015 at a price of $1.00. Finder’s fees of $91,287 cash were paid in addition to the issuance of 152,147 warrants. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $67,533.

Additional share issue costs totaling $203,490 were incurred relating to options and warrants exercised for the year ended June 30, 2015.

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three month period.

The changes in share options including those granted to directors, officers, employees and consultants during year ended December 31, 2017 and 2016 are summarized as follows:

	Year ended December 31, 2017		Year ended December 31, 2016		Six months ended December 31, 2015		Year ended June 30, 2015
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning balance	1,460,938	$1.38	1,303,750	$1.52	1,220,000	$1.08	562,500	$0.44
Options granted	2,420,000	$0.24	672,500	$1.38	201,250	$1.64	1,063,750	$1.24
Expired/Cancelled	(1,460,938)	$1.38	(115,312)	$1.51	(80,000)	$1.80	-	-
Exercised	-	-	(400,000)	$0.48	(37,500)	$0.60	(406,250)	$0.64
Ending balance	2,420,000	$0.24	1,460,938	$1.38	1,303,750	$1.52	1,220,000	$1.08
Exercisable	1,188,750	$0.22	1,184,324	$1.38	1,035,625	$1.52	774,375	$0.76

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

The following table summarizes information about share options outstanding and exercisable as at December 31, 2017:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.22	January 27, 2022	300,000	300,000
$0.15	July 20, 2022	150,000	150,000
$0.15	August 3, 2019	125,000	41,250
$0.15	August 15, 2022	150,000	150,000
$0.15	August 24, 2019	150,000	48,750
$0.28	November 20, 2022	150,000	150,000
$0.28	December 8, 2022	1,395,000	348,750
		2,420,000	1,188,750

Share-based compensation

Share-based compensation of $311,389 were recognized during the year ended December 31, 2017 (2016 - $736,422, six months ended December 31, 2015 - $630,401, year ended June 30, 2015 – 915,211) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2017	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
Expected life	2.0 – 5.0 years	2.0 – 5.0 years	4.1 years	4.1 years
Volatility	148% - 164%	100% - 155%	172%	169%
Dividend yield	0%	0%	0%	1%
Risk-free interest rate	1.23% - 1.69%	0.47% - 0.58%	0.44%	1.03%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Year ended December 31, 2017		Year ended December 31, 2016		Six months ended December 31, 2015		Year ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	-	-	1,301,250	$1.24	1,748,135	$1.24	2,950,000	$1.32
Warrants issued	10,655,326	$0.20	-	-	-	-	1,103,063	$1.00
Expired/Cancelled	-	-	(976,250)	$0.50	(12,858)	$1.00	-	-
Exercised	(2,274,000)	$0.20	(325,000)	$0.52	(434,027)	$1.00	(2,304,928)	$1.24
Outstanding	8,381,326	$0.20	-	-	1,301,250	$1.64	1,748,135	$1.24

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2017:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	2,182,659
$0.20	August 3, 2022	1,326,667
$0.20	November 27, 2022	4,872,000
		8,381,326

The fair value of the 70,000 finder’s warrants was calculated using the Black-Scholes Option Pricing Model using the following assumptions:

	Year ended December 31, 2017	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
Expected life	5.0 years	-	-	1.0 years
Volatility	154% - 159%	-	-	179%
Dividend yield	0%	-	-	0%
Risk-free interest rate	1.15% - 1.62%	-	-	1.07%

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

On May 31, 2016, the Company received approval to extend the term of 976,250 common share purchase warrants. The warrants had an expiry date of June 12, 2016. The Company extended the expiry date to December 20, 2016, and amended the exercise price of the warrants from $2.00 per share to $1.60 per share. The incremental fair value of warrant extension was estimated at $186,500. The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Year ended December 31, 2016
Expected life	0.03 – 0.56 years
Volatility	75% - 110%
Dividend yield	0%
Risk-free interest rate	0.61%

12.  PRODUCT REGISTRATION AND DEVELOPMENT

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Payroll	126,859	168,964	-	-
Product registration and licensing fees	115,444	39,820	930	56,143
	242,303	208,784	930	56,143

13.  SELLING AND MARKETING EXPENSES

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Payroll (sales personnel)	335,920	329,091	-	-
Marketing and advertising	178,058	105,658	103,123	9,858
Distribution	102,948	161,304	-	-
Travel	79,235	67,769	-	-
	696,161	663,822	103,123	9,858

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

14. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Management and consulting fees (Note 15)	192,621	242,667	155,084	362,727
Payroll	79,847	122,330	149,034	54,665
Bad debt	62,930	99,000	-	-
Investor relations	7,174	70,332	58,024	54,334
Office maintenance	180,984	55,168	33,881	51,357
Legal, audit and accounting	279,097	61,409	37,587	37,806
Travel	41,246	34,020	33,961	30,441
Insurance	34,573	34,453	25,250	18,366
Seminars and conferences	-	445	14,582	23,084
Rent	49,229	46,050	20,429	48,982
Filing and registration fees	74,898	62,130	13,688	53,714
Amortization	13,854	14,668	8,513	13,900
Bank service charges	2,480	1,330	1,690	1,061
Foreign exchange	3,630	(3,210)	-	1,337
	1,022,563	840,792	551,723	751,774

15. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
	$	$	$	$
Management and consulting fees	60,010	242,667	154,356	149,667
Rent	-	-	-	4,500
Salaries and benefits	132,613	-	-	-
Share-based compensation	280,864	-	-	-
	473,487	242,667	154,356	154,167

As at December 31, 2017, there was $13,152 (2016 - $3,275) due to related parties included in accounts payable and accrued liabilities.

16.  CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2017.

17. COMMITMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018.  In September 2017, the Company extended the lease.  Total future minimum lease payments under these contracts are as follows:

December 31, 2017
$
Within 1 year	38,447
2 years	83,560
122,007

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 35% of trade receivables are due from one customer at December 31, 2017 (2016 – 35% from one customer).

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

Pursuant to their collective terms, accounts receivable were aged as follows:

	December 31, 2017	December 31, 2016
	$	$
Current	251,693	245,071
0 – 30 days past due	23,062	242,250
31 – 60 days past due	7,055	25,119
61 – 90 days past due	15,387	31,837
Over 90 days past due	128,087	124,640
	425,284	668,917

As at December 31, 2017, the allowance for doubtful accounts receivable was $59,045 (2016 – $99,000).

b) Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at December 31, 2017, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $302,089 (2016 - $357,342) and asset acquisition liability of $100,000 (2016 - $Nil).

c) Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

d) Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, accrued liabilities and asset acquisition liability carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

19. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Cash paid for interest	-	-	-	-
Cash paid for income taxes	-	-	-	-
	-	-	-	-

On April 26, 2017, the Company issued a total of 70,000 finder’s warrants with a fair value of $11,614 (Note 11).

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab through shares to be issued of $973,333 and an asset acquisition liability of $100,000 (Note 4).

During the year ended December 31, 2017, the Company wrote-off inventory in the amount of $745,977 (2016 - $291,794, six months ended December 31, 2015 - $Nil, year ended June 30, 2015 - $Nil).

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

On December 10, 2014, the Company issued a total of 152,147 finder’s warrants with a fair value of $67,533 (Note 11).

During the year ended June 30, 2015, the Company recognized an impairment of intellectual property in the amount of $476,000.

20. INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2017 and 2016, six months ended December 31, 2015 and year ended June 30, 2015:

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Net loss before taxes	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)
Statutory tax rate	26.0%	26.0%	26.0%	26.0%
Expected income tax (recovery)	(711,546)	(679,615)	(309,508)	(572,169)
Non-deductible items	84,637	241,475	166,482	237,955
Change in estimates	(768)	(11,699)	-	-
Share issue costs	(2,730)	-	(19,205)	(2,771)
Loss expired	-	-	166,689	84,778
Change in statutory rates and other	(155,379)	-	-	-
Change in deferred tax asset not recognized	785,786	449,839	(4,458)	252,207
	-	-	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. Unrecognized deductible temporary differences as at December 31, 2017 and 2016 are comprised of the following:

	Year ended December 31,
	2017	2016
	$	$
Non-capital loss carry-forwards	3,959,367	3,170,690
Property and equipment	147,189	139,259
Intangible asset	94,126	90,639
Financing costs	26,469	40,777
	4,227,151	3,441,365
Deferred tax asset not recognized	4,227,151	3,441,365
Net deferred tax asset (liability)	-	-

21. SUBSEQUENT EVENTS

In January and April 2018, the Company issued 2,591,500 common shares related to 2,591,500 warrants with an exercise price of $0.20 being exercised for gross proceeds of $518,300.

In February 2018, a total of 150,000 stock options were granted to an officer of the Company.  Each option can be exercised to purchase one common share of the Company at $0.35 per share for a period of 5 years.

VANC Pharmaceuticals Inc.

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

In April 2018, a total of 200,000 stock options were granted to a director of the Company.  Each option can be exercised to purchase one common share of the Company at $0.24 per share for a period of 5 years.

On April 15, 2018, the Company issued 3,030,303 share purchase warrants entitling the holder to acquire an additional common share of the Company at a price of $0.33 per share until April 15, 2020.

On April 27, 2018, the Company issued 880,000 common shares related to the acquisition of HealthTab (Note 4).

In April 2018, the Company entered into an agreement with Corozon Consulting Corporation to acquire the Corozon Platform. The purchase price consists of $50,000 and issuance of 909,090 common shares. This acquisition is subject to approval from the Exchange.